82-3206

SUPPL

03 JUN 12 AM 7:21



BC FORM 51-901F

03022658

Incorporated as part of : Schedule A

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YYYY / MM / DD
International PetroReal Oil Corporation (formerly PetroReal Oil Corporation)	March 31, 2003	2003 / 05 /30

ISSUER ADDRESS				
1750 - 1177 West Hastings Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO
Vancouver	BC	V6E 2K3	(604) 683-2286	(604) 683-2220

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Keiko Mizuno	Assistant Corporate Secretary	(604) 683-2220
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS	
KeikoMizuno@telus.net		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
"Andrew von Kursell"	Andrew von Kursell	2003 / 05 / 30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
"Adrian Rollke"	Adrian Rollke	2003 / 05 / 30



INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
INTERIM BALANCE SHEET
(Unaudited)

Assets		March 31, 2003		December 31, 2002
Current:				
Cash	$	31	$	-
Accounts receivable		1,720		1,816
Prepaid expenses		1,913		-
		3,664		1,816
Oil and gas property (Note 4)		36,342		35,194
	$	40,006	$	37,010
Liabilities				
Current:				
Bank indebtedness (Note 5)	$	33,203	$	32,644
Accounts payable		441,797		674,273
		475,000		706,917
Shareholders' Deficiency				
Share Capital (Note 6)		5,237,313		5,069,873
Warrants (Note 6)		92,560		-
Deficit		(5,764,867)		(5,739,780)
		(434,994)		(669,907)
Going Concern (Note 1(b))	$	40,006	$	37,010

Approved by the Directors:

"Andrew von Kursell" *"Adrian Rollke"*

- See accompanying notes –

INTERNATONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002	Cumulative Since Inception, September 10, 1997
Revenue:			
Chestermere			
- oil and gas revenue	$ 5,291	$ 3,930	$ 235,902
- operating expenses	(1,688)	(3,504)	(113,233)
- depletion	(705)	(1,402)	(66,079)
	2,898	(976)	56,590
Expenses:			
Administration fees	6,901	9,395	181,033
Bank charges	30	56	16,872
Filing fees and transfer agent	3,349	1,517	52,609
Interest	6,961	536	101,142
Legal and accounting	1,500	2,075	173,352
Management and consulting fees	645	1,954	270,865
Office and miscellaneous	(3,011)	920	69,606
Property investigation costs	-	-	25,902
Rent	11,610	11,844	224,443
Travel	-	-	12,386
	27,985	28,297	1,128,210
Loss before other items	25,087	29,273	1,071,620
Other Items:			
Gain on disposal of oil and gas property	-	-	14,442
Interest income	-	3	2,922
Write-off of Ecuador oil and gas joint venture	-	-	(385,643)
Writedown of accounts payable	-	-	47,122
Forgiveness of debt	-	-	14,304
Net Loss	25,087	29,270	1,378,473
Deficit, beginning	5,739,780	5,490,665	4,386,394
Deficit, ending	$ 5,764,867	$ 5,519,935	$ 5,764,867
Weighted average number of shares outstanding	$ 3,256,669	$ 2,696,670	
Net loss per share	$ 0.01	$ 0.01	

- See accompanying notes -

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
INTERIM STATEMENT OF CASH FLOWS
(Unaudited)

	Three Months ended March 31, 2003	Three Months ended March 31, 2002	Cumulative Since Inception, September 10, 1997
Operating Activities:			
Net Loss	$ (25,087)	$ (29,270)	$ (1,378,473)
Items not involving cash -			
Gain on disposal of oil and gas property	-	-	(14,442)
Depletion	705	1,402	66,079
Cancellation of note payable	-	-	(8,825)
Write-down of accounts payable	-	-	(38,297)
Write-off of oil and gas properties	-	-	385,643
	(24,382)	(27,868)	(988,315)
Net change in non-cash working capital balances -			
Decrease (increase) in accounts receivable	96	38	1,626
Decrease (increase) in prepaid expenses	(1,913)	(1,413)	(1,913)
Increase in accounts payable	(232,476)	30,061	568,335
	(258,675)	818	(420,267)
Investing Activity:			
Proceeds on disposal of oil and gas property	-	-	165,600
Oil and gas property costs	(1,853)	-	(639,222)
	(1,853)	-	(473,622)
Financing Activities:			
Net increase in bank indebtedness	559	-	33,203
Net (decrease) increase in loan payable	-	-	-
Repayment of debenture payable	-	-	(520,000)
Issuance of share capital	167,440	-	1,040,101
Issuance of warrants	92,560	-	92,560
Issuance of special warrants	-	-	247,047
	260,559	-	892,911
(Decrease) Increase in Cash	31	818	(978)
Cash, beginning	-	13	1,009
Cash, ending	$ 31	$ 831	$ 31
Interest paid	$ -	$ -	$ 26,176
Non-Cash Financing Activities not included in the Cash Flows			
Conversion of debenture payable	$ -	$ -	$ 330,000
Settlement of interest payable through issuance of shares	$ -	$ -	$ 19,446
Settlement of other accounts payable through issuance of shares	$ -	$ -	$ 198,956

- See accompanying notes -

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
NOTES TO INTERIM FINANCIAL STATEMENTS
March 31, 2003

1. Operations and Basis of Presentation

a) Stage of Operations

The company is a development stage enterprise that is evaluating oil and gas acquisition opportunities. The company plans to acquire and operate a significant producing oil and gas property, or a significant petroleum service operation, as its principal operation. The company does not consider its investment in the Chestermere Property (note 4) to be significant for purposes of determining development stage status. Inception of the development phase was on September 10, 1997, when the company was reactivated after a dormant phase.

b) Going Concern

The company does not have sufficient financing arranged to acquire oil and gas operations that it evaluates. The company has a working capital deficiency of $471,336 at March 31, 2003 and has accumulated operating losses of $1,378,473 from inception to March 31, 2003. The company will have to arrange financing to cover its working capital deficiency, to pay the purchase price and development costs for any operation it intends to acquire, and to fund future operating losses until profitable operations can be achieved. There is no assurance that additional financing will be available to the company on terms acceptable to the company.

These financial statements have been prepared on the basis that the company is a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

2. Accounting Policies:

a) Oil and Gas Properties –

The company follows the Canadian Institute of Chartered Accountants accounting guidelines relating to full cost accounting in the oil and gas industry for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for and development of petroleum and natural gas reserves, net of related government incentives are capitalized in separate cost centres on a country-by-country basis. Capitalized costs are generally limited under "ceiling tests" to the value of future net revenues from estimated production of proved reserves at current prices and costs plus the costs of unproved properties. Costs are depleted by cost centre using the composite unit-of-production method based upon proved reserves estimated by professional engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

All exploration and production activities related to petroleum and natural gas are conducted jointly with others. Only the company's proportionate interest in such activities is reflected in the financial statements.

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
NOTES TO INTERIM FINANCIAL STATEMENTS
March 31, 2003

2. Accounting Policies (Continued):

b) Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The carrying value of future income tax assets is limited to the amount that is more likely than not to be realized.

c) Stock-Based Compensation –

The Company plans to adopt a stock option plan, subject to shareholders' and regulatory approvals. No compensation expense will be recognized on any of the grant, vesting or exercise of an option to directors and employees under the plan, although pro-forma disclosure is made of the compensation expense, and the resulting net income or loss and earnings or loss per share, that would have been recognized if the fair value of the options granted and vested had been recognized as an expense. Upon exercise, the transaction is recorded as an issuance of share capital for cash at the exercise price. Compensation expense and contributed surplus are recognized in the period in which the options vest for the fair value of stock options granted to non-employees. Upon exercise, the transaction is recorded as an issuance of share capital for cash at the exercise price plus the contributed surplus related to the option.

d) Loss Per Share -

Basic loss per share has been calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share has not been presented as it would be anti-dilutive.

e) Translation of Foreign Currencies -

Amounts in foreign currencies are translated to Canadian dollars as follows:

- Monetary items are translated at the rate of exchange in effect at the balance sheet date;
- Non-monetary items are translated at historical exchange rates; and
- Revenue and expense items are translated at the rate of exchange in effect on the dates they occur.

f) Cash -

Cash consists of cash and bank accounts integral to the company's cash management.

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
NOTES TO INTERIM FINANCIAL STATEMENTS
March 31, 2003

3. Financial Instruments:

Fair Values -

Unless otherwise noted, the fair market value of financial assets and liabilities which include cash, accounts receivable, loan receivable, bank indebtedness, accounts payable, and loan payable approximates their book value.

4. Oil and Gas Property:

Chestermere, Alberta Property

On October 2, 1998, the company acquired a 2.5% working interest in and to six producing oil and gas wells located in Chestermere area, approximately three miles east of the city of Calgary, Alberta for $276,000.

	March 31, 2003	December 31, 2002
Acquisition costs	$ 276,000	$ 276,000
Other capital costs	57,960	56,107
Less: Disposal	(151,158)	(151,158)
Less: Depletion	(66,079)	(65,374)
	116,723	115,575
Write-down	(80,381)	(80,381)
Total	$ 36,342	$ 35,194

On May 18, 2001, the company sold, to a related party, a 1.5% working interest in the Chestermere Property for $165,600, effective March 1, 2001. The closing of the sale is subject to the receipt of waivers of rights of first refusal from joint venture partners, which was granted on February 1, 2003.

The purchase price was offset against a loan from the purchaser and other amounts owed to the purchaser. A former director of the company (who was a director when the agreement was entered into) controls the purchaser.

On December 4, 2002, the company assigned its remaining interest in the Chestermere property in lieu of any and all monies owed to the purchaser. The sale will become effective as soon as the company has obtained another property or July 4, 2003, whichever is earlier.

5. Bank Indebtedness:

The bank has filed a lawsuit demanding repayment of the indebtedness ($23,790) together with interest ($9,413) at the bank's prime interest interest rate plus 5% per annum.

Also see Subsequent Events Note 9.

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
NOTES TO INTERIM FINANCIAL STATEMENTS
March 31, 2003

6. **Share Capital:**

a) Authorized – 200,000,000 common shares without par value

On September 13, 2002, the company amended its memorandum and articles to consolidate its issued and unissued shares without par value on a three old for one new basis. The name of the company has also been changed from PetroReal Oil Corporation to International PetroReal Oil Corporation.

On September 13, 2002, the company further amended its memorandum to increase its authorized capital to 200,000,000 common shares without par value.

b) Issued and Fully Paid -	No. of Shares		Amount
Balance at inception, September 10, 1997	1,734,659	$	3,401,764
Consolidation of shares	(1,156,439)		-
Balance at inception, September 10, 1997	578,220		3,401,764
Shares issued for cash	133,333		160,000
Escrow shares cancelled (issued prior to inception)	(20,250)		-
Shares issued for cash	460,000		426,510
Balance, December 31, 1997	1,151,303		3,988,274
Debenture conversion	242,361		330,000
Warrants exercised	243,333		282,400
Balance, December 1998	1,636,997		4,600,674
Escrow shares issued	124,000		3,750
Special warrants exercised	333,333		247,047
Balance, December 31, 1999	2,094,330		4,851,471
Escrow shares cancelled (issued prior to inception)	(1,000)		-
Shares issued to settle accounts payable	603,339		218,402
Balance, December 31, 2000, December 31, 2001 and December 31, 2002	2,696,669		5,069,873
Shares issued for cash	2,600,000		167,440
Shares issued for finder's fee	200,000		-
Balance, March 31, 2003	5,496,669	$	5,237,313

The number of shares have been adjusted to reflect the September 13, 2002 3:1 consolidation of shares referred to above.

b) Warrants

The Company issued warrants to purchase up to 2,600,000 shares on March 14, 2003. The fair value of the warrants issued during the period ended March 2003 has been estimated using the Black-Scholes option pricing model assuming an expected volatility of 137% and a risk-free interest rate of 3.15%.

Fair Value	No. of shares	Exercise Price	Expiry Date
$92,560	2,600,000	$0.13	March 14, 2005

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
NOTES TO INTERIM FINANCIAL STATEMENTS
March 31, 2003

6. **Share Capital** (Continued):

c) Stock Options -

The following stock options have been granted or cancelled since inception:

	Date of Vesting	Expiry Date	Exercise Price*	Number of Shares subject to Option*
Granted - December 8, 1998	December 8, 1998	December 8, 2003	$0.48	126,666
Cancelled - October 8, 2000		December 8, 2003	$0.48	(3,333)
Granted - March 2, 2001	March 30, 2001	March 2, 2006	$0.90	143,333
Cancelled - May 4, 2001		December 8, 2003	$0.48	(16,666)
Granted - March 20, 2003	March 31, 2003	March 20, 2005	$0.12	200,000
Outstanding - March 31, 2003				250,000

* The number of shares and exercise prices have been adjusted to reflect the September 13, 2002 3:1 consolidation of shares referred to above.

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees and directors. Accordingly, no compensation expense has been recognized for stock options granted to employees and directors. Had compensation expense been determined based on the fair value at the grant date for stock options granted during the period ended March 31, 2003, consistent with the fair value based method of accounting for stock based compensation, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below.

Net loss	As reported	$25,087
	Pro forma	$32,207
Net loss per share, basic and fully diluted	As reported	$0.01
	Pro forma	$0.01

The fair value of the options granted on March 20, 2003 was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 3.66%, a dividend yield of 0%, expected volatility of 137% and expected option lives of 2 years.

d) Escrow Shares -

As at March 31, 2003, there are 123,999 (372,000 pre-consolidation) common shares subject to escrow agreements.

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
NOTES TO INTERIM FINANCIAL STATEMENTS
March 31, 2003

7. Related Party Transactions:

In addition to transactions described elsewhere in these financial statements, the company had the following transactions with officers or directors of the company and companies with which officers or directors or former officers and directors are associated.

	Three months ended March 31, 2003	2002
Transactions -		
Administration fees	$ 6,901	$ 9,395
Interest expense	6,371	-
Rent	11,610	11,844

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

	March 31, 2003	December 31, 2002
Balance at period-end – included in		
Accounts payable	$ 333,129	$ 569,587

These balances are payable on demand and have arisen from the provision of services. Of the balance included in 2003 accounts payable, $233,696 ($470,155 - December 31, 2002) bears interest at 12% per annum.

8. Subsequent Events:

(a) On May 27, 2003, the company received the TSX Venture Exchange approval for issuance of 2,465,000 for settlement of outstanding debt for $246,500 at a price of $0.10 per share, subject to shareholder' approvel on the annual general meeting to be held on June 24, 2003.

(b) On May 9, 2003, the bank has agreed to settle the bank indebtednes of $33,203 for $24,000.

03 JUN 12 AM 7:21

BC FORM 51-901F

Incorporated as part of : Schedules B and C

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YYYY / MM / DD
International PetroReal Oil Corporation (Formerly PetroReal Oil Corporation)	March 31, 2003	2003 / 05 / 30

ISSUER ADDRESS				
1750 - 1177 West Hastings Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO
Vancouver	BC	V6E 2K3	(604) 683-2286	(604) 683-2220

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Keiko Mizuno	Assistant Corporate Secretary	(604) 683-2220

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
KeikoMizuno@telus.net	

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
"Andrew von Kursell"	Andrew von Kursell	2003 / 05 / 30
"Adrian Rollke"	Adrian Rollke	2003 / 05 / 30

International PetroReal Oil Corporation

BC Form 51-901F Quarterly Report

For the Three Month Period Ended March 31, 2003

Schedule B ***Supplementary Information***

1. The analysis (breakdown) of expenses (general and administrative expenses) required by Schedule B is shown on the statement of loss and deficit included as part of Schedule A.

1. Related party transactions are disclosed in notes 4 and 7 to the financial statements included as part of Schedule A.

1. (a) Securities were issued during the period:

Issue Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of consideration	Commission paid
Mar. 14, 2003	Units	Private placement	2,600,000	$0.10	$260,000	Cash	Yes
Mar. 14, 2003	Common shares	Private placement	200,000	$0.10 deemed	Nil	Finder's fee	N/A

Each unit consists of one share and one two-year share purchase warrant exercisable at a price of $0.13 per share expiring on March 14, 2005.

(a) Stock options were granted during the period:

Grant Date	Number	Optionee	Exercise Price	Expiry Date
March 20, 2003	200,000	Karl Rollke	$0.12	March 20, 2005

1. The authorized, issued and outstanding share capital of the Company, stock options outstanding, and escrow shares remaining as at March 31, 2003 are summarized in note 6 to the financial statements included as part of Schedule A.

5. The directors and officers of the Company are:

Duane O. ("Swede") Nelson	Chairman and Director
Karl Rollke	President, Chief Executive Officer and Director
Andrew von Kursell	Director
Adrian Rollke	Director
Peter Wilson	Vice-President of Investor Relations
Keiko Mizuno	Assistant Secretary

Owen Granger resigned as Director/Secretary/Treasurer effective May 16, 2003.

International PetroReal Oil Corporation

BC Form 51-901F Quarterly Report

For the Three Month Period Ended March 31, 2003

Schedule C ***Management Discussion and Analysis***

Description of Business

The Company owns a small interest in the Chestermere oil and gas field near Calgary, Alberta, and is actively seeking to acquire other oil and gas interests.

Oil and Gas Activities

The Company's goal for the year 2003 is to acquire oil and gas producing projects with self-supporting cash flows and on-going prospects for enhancement.

The Company agreed to sell 60% of its interest in the Chestermere Property to an affiliate of the Company's former Chairman. This sale eliminated $165,600 in loans and accounts payable of the Company and resulted in a gain of $14,442 in fiscal 2001. The effective date of the sale was March 1, 2001, although the transaction closing was subject to right of first refusal waivers from other interest holders in the Chestermere Property, which were received on February 1, 2003.

On December 4, 2002, the Company agreed to assign its remaining interest in the Chestermere property in lieu of any and all monies owed to the above purchaser. The sale will become effective as soon as the Company has obtained another property or July 4, 2003, whichever is earlier. The carrying value of the Chestermere property was adjusted with a write-down of $80,381 to the net realizable value estimated at December 31, 2002 of $35,194.

The oil and gas revenue from Chestermere Property for the three month period ended March 31 2003 increased compared with the same period in 2002 due to the following reasons:

a) The production volume for oil decreased by 51% during the three month period ended March 31, 2003, compared with the same period in 2002 and the production volume for gas was much lower by approximately 44% in 2003 than in 2002. However, higher sale prices offset the effect of decreased production (b).

a) The average sale price for gas for the first quarter of 2003 was higher by approximately 60% and oil prices were significant higher by approximately 130% during the first quarter 2003 compared with 2002.

a) The operator charged, during the first quarter in 2002, retroactive adjustments of $3,962 for Freehold Mineral Taxes claimed to be undercharged for 1999, 2000, and 2001. There were only minor amount charged during the first quarter 2003.

The net result was an increase in oil and gas revenue to $5,291 for 2003 from $3,930 for 2002. The Company's share of total production for the three month period ended March 31, 2003 was equivalent to 71 barrels of oil, compared to 140 barrels for 2002. The average revenue per barrel equivalent was $74.5 in the first quarter 2002, compared with $28 in 2001.

Administrative expenses

Expenses during the three month period ended March 31, 2003 were similar to the same period in 2002, being $25,087 to $29,270 respectively.

Schedule C ***Management Discussion and Analysis***

Administrative expenses *(continued)*

During the first quarter 2003, interest charges of $6,371 on amounts due to a related party at 12% effective January 1, 2002 were recorded. Interest totalling $43,120 for fiscal year 2002 was booked as at December 31, 2002. In the first quarter 2002 no interest has been recorded. The Company agreed to pay this interest subsequent to December 31, 2002, but retroactive to January 1, 2002. Credit amount in office and miscellaneous in 2003 includes foreign exchange gain of $2,549 resulted from payment of long outstanding US$ accounts payable.

Investor Relations Activity

The Company did not undertake any significant investor relations activity during this period.

Subsequent Events

On May 27, 2003, the Company received the TSX Venture Exchange approval for issuance of 2,465,000 shares at $0.10 per share for $246,500 of debt owed to a related party is subject to shareholder approval.

On May 9, 2003 the Royal Bank of Canada has agreed to settle the bank indebtedness of $32,642 for $24,000.

Liquidity and Solvency

The Company's current working capital deficit, equal to $471,336 at March 31, 2003 will be reduced significantly by $246,500 upon issuance of 2,465,000 shares at a price of $0.10 per share in order to settle outstanding debts of the company, which is subject to shareholders' approval, which will be sought during the annual general meeting to be held on June 24, 2003.

The company is actively seeking oil and gas acquisition and Joint Venture opportunities. The company will need to secure significant additional funding to continue its operations and acquisition activities.

Consolidation and Name Change

During the Company's annual general meeting held on June 25, 2002, special resolutions, as disclosed in the Notice of the meeting and Information Circular dated May 17, 2002, were passed to; i) consolidate the common shares of the Company on a 3 to 1 basis, and ii) change the name of the Company from PetroReal Oil Corporation to Consolidated PetroReal Oil Corporation or such other name as the Board of Directors may approve, and iii) increase the post-consolidation common shares of the Company to 200,000,000 common shares without par value.

On September 13, 2002, the Company completed the above-stated changes in its share capital and changed its name to International PetroReal Oil Corporation. Effective at the opening of September 13, 2002, the common shares of International PetroReal Oil Corporation commenced trading on TSX Venture Exchange under the new trading symbol of IOC.